UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of October 2021

Commission File Number: 001-38303
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WPP plc
(Translation of registrant's name into English)
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Sea Containers, 18 Upper Ground
London, United Kingdom SE1 9GL
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Forward-Looking Statements

In connection with the provisions of the Private Securities Litigation Reform Act of 1995 (the “Reform Act”), WPP plc and its subsidiaries (the “Company”) may include forward-looking statements (as defined in the Reform Act) in oral or written public statements issued by or on behalf of the Company. These forward-looking statements may include, among other things, plans, objectives, projections and anticipated future economic performance based on assumptions and the like that are subject to risks and uncertainties. As such, actual results or outcomes may differ materially from those discussed in the forward-looking statements. Important factors that may cause actual results to differ include but are not limited to: the unanticipated loss of a material client or key personnel, delays or reductions in client advertising budgets, shifts in industry rates of compensation, regulatory compliance costs or litigation, natural disasters or acts of terrorism, the Company’s exposure to changes in the values of major currencies other than the UK pound sterling (because a substantial portion of its revenues are derived and costs incurred outside of the United Kingdom) and the overall level of economic activity in the Company’s major markets (which varies depending on, among other things, regional, national and international political and economic conditions and government regulations in the world’s advertising markets). In addition, you should consider the risks described in Item 3D, captioned “Risk Factors” in the Company’s Form 20-F for the year ended 31 December 2019, which could also cause actual results to differ from forward-looking information. In light of these and other uncertainties, the forward-looking statements included in the oral or written public statements should not be regarded as a representation by the Company that the Company’s plans and objectives will be achieved.

The Company undertakes no obligation to update or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

EXHIBIT INDEX

Exhibit No.	Description
1	Finsbury Glover Hering and Sard Verbinnen to Merge dated 13 October 2021, prepared by WPP plc.

FOR IMMEDIATE RELEASE	13 October 2021

WPP PLC ("WPP")

Finsbury Glover Hering and Sard Verbinnen & Co to Merge, Creating Global Strategic Communications Leader

WPP today announces that its majority-owned subsidiary, Finsbury Glover Hering Corporation ("Finsbury Glover Hering"), and Sard Verbinnen & Co ("SVC") have reached agreement on the terms of a merger to create the world's leading strategic communications firm advising clients in navigating critical opportunities and challenges (the "Transaction").

The new firm will help clients achieve their missions and realise their business goals, with approximately 1,000 professionals operating from 25 offices in Asia, Europe, the Middle East and the United States, including its global headquarters in New York. Pro forma combined 2020 revenue was more than $330 million.

Over the past three decades, both Finsbury Glover Hering and SVC have built impressive reputations advising clients during their most significant transformational events. The firm will be a leader in all aspects of strategic communications, including government affairs, corporate reputation, crisis management, and transformation and change, as well as the leading force in financial communications worldwide, with strong experience and expertise in M&A, private equity, IPOs, SPAC transactions, shareholder activism and restructurings.

The new firm's professionals have deep sector knowledge within rapidly growing industries such as Health, Food and Agriculture, and Renewable Energy, as well as expertise in Diversity, Equity, and Inclusion (DE&I), Environmental, Social and Governance (ESG), litigation and regulatory communications, and cybersecurity.

Senior professionals from Finsbury Glover Hering and SVC will lead the new company. SVC's George Sard will join Finsbury Glover Hering's Roland Rudd and Carter Eskew as Co-Chairmen. Alexander Geiser will serve as Global CEO, Ajay Junnakar will serve as Global CFO, Sydney Neuhaus will serve as Global COO and  Andrew Cole as Deputy Global CEO.

Completion of the Transaction is conditional on the satisfaction or waiver of certain conditions, including the expiration or termination of the waiting period under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Transaction is expected to complete in Q4 2021 and the combined company will operate under a new name starting in 2022, to be announced in due course.

Finsbury Glover Hering Co-Chairmen Roland Rudd and Carter Eskew said: "Our clients operate in an increasingly complex world with diverse stakeholder interests. To generate growth, open markets, shape policy and attract capital, companies need to seamlessly communicate to more audiences and across more markets than ever before. This merger brings together the most accomplished communications professionals, operating within a global firm that will have the expertise and experience to deliver reputation advisory services to address critical c-suite concerns."

SVC Co-Founders George Sard and Paul Verbinnen added: "This is a combination of two successful, growing firms with strong track records, complementary leadership positions, deep entrepreneurial spirits, cultures of collaboration and integrity, and a heritage of delivering for our clients at their most high-pressure moments. Our success has been driven by our teams' tireless commitment to supporting our clients and one another, and upholding high standards of excellence in all that we do. We are particularly excited that the combination will enable us to provide additional professional development opportunities and establish a new generation of employee owners in the combined company."

Mark Read, CEO of WPP, said: "The demand for Board-level strategic advice on a growing range of financial, reputational and social issues has never been greater. As the reputations of companies and their brands become ever more closely linked, our leadership in this area is a core part of our offer as we support our clients' continued transformation. WPP is delighted to support the ambitions of the leadership teams of Finsbury Glover Hering and SVC in creating a powerhouse in strategic communications, with the expertise, scale and footprint to provide unparalleled service to global clients."

Transaction Structure

The Transaction values the combined Finsbury Glover Hering-SVC group at an equity value of $917m, and SVC at $303m. The Transaction will be effected by a new company ("Newco") which will become the holding company for the combined Finsbury Glover Hering-SVC group. WPP will convert its existing loan note in Finsbury Glover Hering into shares in Finsbury Glover Hering, and all shares in Finsbury Glover Hering held by WPP and by employee shareholders (the "Finsbury Glover Hering Managers") will then be exchanged for new shares in Newco. WPP will subscribe in cash for further new shares in Newco for $150m. Newco will then acquire SVC from Golden Gate Capital and SVC employee shareholders (the "SVC Managers") in consideration for the $150m in cash (net of customary adjustments) and the issue of new shares in Newco, representing 16.6% of the total issued share capital of Newco.

Following completion of the Transaction, WPP will remain as the majority shareholder of the combined Finsbury Glover Hering-SVC group, holding 57.4% of the total issued share capital of Newco, with FGH Managers holding 25.9%.

The terms of the Transaction also provide for Golden Gate Capital and the SVC Managers to have the option to require that WPP purchases their shares in Newco in the event that an IPO or sale of Newco has not taken place by 1 January 2024 or later (the "Put Option"). The Put Option is exercisable on a staged basis over a minimum period of 4 years from 2024 to 2028 at the earliest and is at multiples of profit that are at a material discount to the Transaction multiple.  Existing put options, based on comparable terms, held by the Finsbury Glover Hering Managers will be rolled over into the new structure.

The Transaction is a Smaller Related Party Transaction under the UK Listing Rules as certain Finsbury Glover Hering Managers are directors of Finsbury Glover Hering and some of its subsidiaries and therefore are related parties of WPP. As such, the Transaction is subject to the requirements of the Listing Rule 11.1.10R.

The current directors of Finsbury Glover Hering, who are deemed to be related parties of WPP, will together own 9.5% of Newco. No Finsbury Glover Hering Manager (including the directors) will realise the value of their shareholding at completion of the Transaction nor are they expected to do so ahead of an IPO or sale of Newco.

As at 31 December 2020, Finsbury Glover Hering had gross assets of $426.8m and profit before tax of $53.5m, and SVC had gross assets of $52.2m and profit before tax of $36.4m.

For further information:

Investors and analysts
Peregrine Riviere	}	+44 7909 907193
Caitlin Holt	}	+44 7392 280178
Fran Butera (US)	}	+1 914 484 1198

Media
Chris Wade	}	+44 20 7282 4600

Richard Oldworth	+44 7710 130 634
Buchanan Communications	+44 20 7466 5000
wpp.com/investors

About WPP
WPP is a creative transformation company. We use the power of creativity to build better futures for our people, planet, clients and communities. For more information, visit www.wpp.com.

About Finsbury Glover Hering
Finsbury Glover Hering is a global strategic communications advisory firm, headquartered in New York with over 800 multidisciplinary experts across the world's major financial, government, business and cultural centers. Finsbury Glover Hering is a leader in crisis, corporate reputation, public affairs and capital markets and M&A advisory, as well as an acknowledged leader in boardroom communication counsel.  The company was formed through the merger of leading strategic communications consultancies Finsbury, The Glover Park Group and Hering Schuppener in January 2021. Finsbury Glover Hering serves its global client base from offices in Abu Dhabi, Beijing, Berlin, Brussels, Dubai, Dublin, Düsseldorf, Frankfurt, Hong Kong, London, Los Angeles, Munich, New York, Paris, Riyadh, Shanghai, Singapore, Tokyo, Washington D.C. and Zurich.

About SVC
SVC has for many years been the top global transaction communications advisor on M&A, IPOs and SPACs - consistently ranked as a leader in the North America and global M&A league tables. SVC is also a leader in advising companies facing shareholder activist campaigns, the preeminent firm in litigation and crisis communications, and has advised on many high-stakes situations around the world with particular areas of strength in the US and Asia. Headquartered in New York, SVC has broad capabilities across the U.S., with strong teams in offices in San Francisco, Los Angeles, Chicago, Houston, Washington, DC, and Boston, as well as in London and Hong Kong. A South Florida office will open shortly.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WPP PLC
(Registrant)
Date: 13 October 2021.	By: ______________________
Balbir Kelly-Bisla
Company Secretary